Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                        The Austria Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                   	 Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   052587102
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 January 18, 1999
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




CUSIP No.:  052587102                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  868306
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          868306
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                   868306
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                        7.4%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  052587102                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  529102
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                    0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER             529102
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                     529102
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                           4.5%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

This Amendment No. 3 amends and updates information in Item 4 and adds exhibit
D.





ITEM 4.           PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the issuer from time to time.

The reporting persons are in favor of actions by the issuer which would have the effect of increasing the investment value of the issuer's shares, and will support actions which, in the sole discretion of the reporting persons, may result in increase in the market value of the issuer's shares.

On January 13, 1999, four individuals associated with the reporting persons (Ronald Olin, Ralph Bradshaw, William Clark, and Gary Bentz) were elected to all four Board positions up for election in the issuer's annual meeting. The Chairman of the Board of Alliance Capital, the issuer's advisor, and three other incumbent Directors were defeated by a wide margin in the contested election.

In a letter to the remaining seven members of the Board (attached), Ronald Olin has asked the Board to immediately announce and offer a proportionate, in-kind distribution of the Funds assets to those shareholders who desire to receive NAV for their shares. Even though shareholders voted for open-ending of the issuer by more than 3 to 1, the requirement of 2/3 of all outstanding shares to be in favor was not met in the recent vote. Olin claims in the letter that such an in-kind distribution can be done quickly and without tax consequences to those shareholders who wish to remain shareholders of the issuer.

The letter also challenges Alliance Capital to reimburse the issuer for extraordinary legal, solicitation, and over-night mailing expenses associated with the recent proxy fight and requests a Special Meeting of the new Board of Directors.





ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's quarterly report, dated July 27,1998, states that, as of the close of business on May 31, 1998, there were 11,703,031 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 1,397,408 shares of Common Stock, which constitute approximately 11.9% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Advisors.

                  (c) Since the last filing, no shares were traded.






                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 1999                       Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary


Exhibit D:

                          DEEP DISCOUNT ADVISORS, INC.
             One West Pack Square, Suite 777, Asheville, NC  28801
            828-274-1863  Fax: 828-255-4834  E-mail: ddainc@msn.com

Edmund P. Bergan, Jr., Secretary Ph: 212-969-2108  Fax:  212-969-2290
c/o Domenick Pugliese Ph: 212-969-2156
The Board of Directors, The Austria Fund, Inc.
Alliance Capital Management L.P.
1345 Avenue of the Americas
New York, NY  10105

 (via both Fax and Regular Mail)				January 18, 1999

To the Officers and the Rest of the Board of Directors of The Austria Fund:

The results of the annual meeting of the Austria Fund held on January 13, 1999 indicated the preferences of the shareholders (and owners) of the Fund to the Board. While reasonable people can disagree about what may be best for the Fund and its shareholders, the shareholders have themselves now spoken.

An opposing slate of Directors committed to delivering Net Asset Value (NAV) to shareholders as soon as possible won over the Fund's candidates by a significant margin, contradicting the position of the Fund's Board. Unlike situations in other funds where an open-ending vote was either rejected or very close, shareholders of the Austria Fund voted by more than 3 to 1 that the Fund should open-end. This was the only specific option for producing NAV presented to the shareholders. Even though the Draconian requirement that open-ending needs 2/3 of all shares outstanding was not met, the wishes of the overwhelming majority of interested shareholders is clear. THE SHAREHOLDERS WANT THE OPTION OF RECEIVING NAV FOR THEIR SHARES.

As explained in a previous letter to the Board, a method exists to allow those shareholders who wish to receive NAV for their shares to do so while allowing the remaining shareholders to continue their investment in the Fund without adverse tax consequences. The Fund should immediately announce and proceed expeditiously to offer a proportionate, in-kind distribution of the Fund's assets to those shareholders who desire to receive NAV for their shares. This was done by another closed-end fund, the Scudder Spain and Portugal Fund, recently. It is quick, easy, relatively inexpensive, and I believe it would satisfy most all of the dissenting shareholders without forcing the Fund to open-end. If sufficient assets stay within the Fund to operate as a closed-end entity, it could then continue for the benefit of the remaining shareholders. If sufficient assets do not remain, then there is probably no economic justification for the Fund's existence in its current format. The loss of significant advisory fees for Alliance should not be a consideration of the Board.

In addition to electing me and three of my fellow opposing Director candidates, the shareholders also passed a recommendation that the soliciting shareholder be reimbursed for our costs in this recent proxy fight. Alliance has asked that we submit documentation of our costs to the Fund for consideration of payment. We do not believe that the extraordinary costs associated with lawyers, solicitors, costly overnight mailings, public relations firms etc. are appropriate expenses for shareholders to pay. Therefore, we will submit only the normal, reasonable mailing, printing, and tabulating costs associated with communicating choices to the shareholders. We believe Alliance effectively ran the recent proxy fight for the Fund and we request that Alliance Capital reimburse the Austria Fund for any extraordinary costs it may have incurred. We believe the attorney, solicitation, and extraordinary communication costs associated with a contested shareholder meeting and with legally harassing the opposing side should not be paid by the Fund's shareholders. We ask that the Fund announce publicly to shareholders what their costs for the recent proxy contest were and how much is being reimbursed by Alliance and/or the Directors who were defeated. When we asked for an approximation of the Fund's costs at the meeting, we were told that these costs were significant but no one knew how much they were. Since these costs represent a failed attempt to maintain the status quo, it is appropriate that the shareholders know how much they were charged for the possible misjudgment of their fiduciaries.

We believe the shareholders need to come first. We are anxious to meet with the full board and begin work on behalf of the Fund's true owners. Therefore we will be requesting a Special Meeting of the Fund's Board as soon as possible, as provided for in the Fund's By-laws. Let's work together to maximize shareholder return and follow the shareholders' wishes with regard to the Austria Fund.

Very truly yours,



Ronald G. Olin